UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 1-15250

BANCO BRADESCO S.A.

(Exact name of registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Notice to the Market

Banco Bradesco S.A. (Bradesco) informs its shareholders and the market in general the beginning of BITZ Serviços Financeiros S.A. (BITZ) operations, new Bradesco Organization´s company, which enters in the Brazilian Market of Digital Wallets and Payment Accounts.

Through the new company, Bradesco will offer the product BITZ, a Digital Wallet that will enable customers to store money, make payments, cash transfers, receipts, mobile recharge, payments by QRCode and online purchases in a wide acceptance network.

Thus, Bradesco will have a portfolio even more completed, promoting digital and financial inclusion to a relevant part of the population, in a booming market.

BITZ is the result of a work done with great partners, with the purpose of ensure a differentiated offer to its customers.

With independent corporate and financial structures, BITZ will have the expertise and the range offered by Bradesco, as well as its strong distribution and solidity.

Bradesco reaffirms, with BITZ, the commitment of digital presence, which has been the format for the democratization of access to the financial services.

Cidade de Deus, Osasco, SP, September 14, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.